UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Espey Mfg & Electronics Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

296650 10 4

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 296650 10 4	SCHEDULE 13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
Stanley Kesselman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	233,989
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	233,989
	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
233,989
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.76%
12	TYPE OF REPORTING PERSON
IN (Individual)

CUSIP No. 296650 10 4	SCHEDULE 13G/A	Page 3 of 7 Pages

Item 1(a).	Name of Issuer:

Espey Mfg & Electronics Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

233 Ballston Avenue, Saratoga Springs, New York 12866

Item 2(a).	Name of Person Filing:

Stanley Kesselman

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Maxim Group, 405 Lexington Avenue, 2nd Floor, New York, NY 10174

Item 2(c).	Citizenship or Jurisdiction of Organization:

USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

296650 10 4

CUSIP No. 296650 10 4	SCHEDULE 13G/A	Page 4 of 7 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ________

CUSIP No. 296650 10 4	SCHEDULE 13G/A	Page 5 of 7 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

233,989

(b)	Percent of class:

9.76%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 233,989

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 233,989

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 296650 10 4	SCHEDULE 13G/A	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 296650 10 4	SCHEDULE 13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2019

/s/ Stanley Kesselman
Name: Stanley Kesselman